Protected: Impact Investing

With a 35-year track record, the HIT is a leader in impact investing. The HIT is committed to putting union capital to work in secure investments that produce competitive returns - its primary objective - at the same time:

•	creating quality union construction jobs
•	building affordable and workforce housing

The HIT's investments also:

•	provide broader economic benefits that improve the lives of working people and their communities
•	support environmentally responsible investing through investment in energy-efficient rehabilitation and retrofits of existing housing and financing new construction that meets the energy-saving requirements of LEED or other standards.

The HIT uses the widely accepted IMPLAN model* to estimate economic and fiscal impacts.

Cycle of Sustainable Investment

Union Pension Plan invests in HIT
HIT finances development projects through guaranteed securities
Construction securities help provide competitive returns
Construction projects generate family-supporting union jobs, hours of work and benefits
Union workers contribute to pension funds

•	Pension plans invest capital in the HIT.
•	HIT's investments support the development and rehabilitation of multifamily housing which positively impact local communities through:
○	Building and preserving housing affordable to working families;
○	Supporting additional economic development; and
○	Adding to a state and municipality's tax base, which in turn may support the long-term health of public pensions and help reduce government obligations.
•	These securities help the HIT achieve competitive returns for its investors.
•	The construction projects create quality union construction jobs. Current union members working on the site earn a family-supporting wage and benefits. The project also creates an equal amount of jobs and wages for additional jobs beyond the construction site.
•	For each hour of work, contributions are made into the workers' pension plans. The plans then may have more capital that can be invested in the HIT and the cycle continues.

Key Markets

The HIT invests nationwide but a significant number of its investments over its history have been in the following key markets:

BOSTON

CHICAGO

NEW YORK CITY

SAN FRANCISCO

ST. LOUIS

TWIN CITIES

Community Investment Initiatives

The HIT has taken a strategic approach to its investment sourcing, often identifying key markets where it intends to focus its investment sourcing activities and have a meaningful impact in particular communities. HIT's initiatives seek to take advantage of its staff's demonstrated ability to network with community-based housing groups, labor organizations, developers and sponsors, mortgage bankers, local government officials, and housing finance agencies to generate housing and community development.

The MidWest@Work Investment Strategy

•	Implemented in early 2016 to spur economic development in the industrial Midwest.
•	The strategy's footprint covers the states that border the Great Lakes, from Upstate New York to Minnesota. Nine cities/metropolitan areas - Buffalo, Cleveland, Columbus, Detroit, Minneapolis, Milwaukee, Pittsburgh, Saint Paul, and St. Louis - are the focus of investment.
•	By 2023, the goal is to have provided over $1 billion for the initiative. Ninety projects with total development investment of some $2 billion are anticipated.

MIDWEST@WORK ESTIMATED IMPACTS*

(2016–present)

$2.5B total economic benefits

$645.6M invested in **33 HIT** projects

$27.5M invested in **3 Building America** projects

$1.4B in total development investment

11.8M hours of union construction work

14,391 total jobs across industries

$964.3M wages and benefits (**$427.8**M for union construction workers)

4,380 housing units (**58%** affordable or workforce housing)

$102.3M state and local tax revenue

The New York City Housing Investment Strategy

•	Third phase of the HIT's long-standing commitment to New York City. It has a goal of investing $1 billion between 2016 and 2023.
•	The HIT's NYC initiatives began in 2002 in the wake of September 11 to help the city address its urgent affordable housing needs. Since then, the HIT has invested in all five boroughs and neighboring Yonkers.

NEW YORK CITY INITIATIVE ESTIMATED IMPACTS*

(2002–present)

$2.7B total economic benefits
$1.4B financing of **56 investments**
$3.2B in total development investment
14.6M hours of union construction work
15,061 total jobs across industries
$1.2B wages and benefits (**$615.7**M for union construction workers)
37,018 housing units (**94%** affordable or workforce housing)
$170.8M state and local tax revenue

The Massachusetts Housing Initiative

•	Launched in 2007 with a focus of increasing the availability of affordable housing in this high-cost state.
•	After its launch in 2007, the HIT met its initial three-year investment goal of $75 million by early 2010 and has continued to invest in affordable housing projects in the Commonwealth.

MASSACHUSETTS HOUSING INITIATIVE ESTIMATED IMPACTS*

(2007–present)

$2.4B total economic benefits

$551.6M financing of **31 projects**

$1.5B in total development investment

11.2M hours of union construction work

12,628 total jobs across industries

$947.0M wages and benefits (**$458.5**M for union construction workers)

3,941 housing units (**93%** affordable or workforce housing)

$71.2M state and local tax revenue

Prior HIT Investment Initiatives

Some of the HIT's past investment initiatives that have provided meaningful community benefits across the U.S. are described below:

•	The Construction Jobs Initiative (2009 - 2017) was the HIT's response to the recession and its devastating effects on working people and their communities.
•	The Chicago Community Investment Plan (CCIP) (2005 - 2015) was a multifamily investment initiative announced by the HIT and the city of Chicago in 2005 to help Chicago address housing and community development needs.
•	The Illinois Housing Initiative (2005 - 2011) was a joint effort of the HIT and the Illinois Housing Development Authority, also launched in 2005, to help the state's needs for affordable and mixed-income housing.
•	Section 8 Community Investment Demonstration Program (1994 - 2000) was a nationwide pilot program to expand affordable housing in partnership with the U.S. Department of Housing and Urban Development (HUD). The HIT was HUD's largest partner in the demonstration program and was awarded $115 million in project-based Section 8 rental assistance in 1994 and 1995.
•	Homeownership Initiatives - The HIT has carried out various initiatives to expand homeownership opportunities for working families around the country (1991 - 2012).

* The estimates of jobs and economic and financial impacts were calculated by Pinnacle Economics and the HIT using an IMPLAN input-output model based on HIT project data. The IMPLAN model works by tracing how and where money spent on construction investments circulates through the economy. The data for IMPLAN is collected by the U. S. Department of Commerce, the U. S. Bureau of Labor Statistics, and other federal and state government agencies. Data are collected for 528 distinct producing industry sectors of the national economy corresponding to the Standard Industrial Categories (SICs). IMPLAN is utilized currently by a number of impact managers to quantify their outputs.

** Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.